UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Banzai International, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

06682J100
(CUSIP Number)

Joseph P. Davy
c/o Banzai International, Inc.
435 Ericksen Ave, Suite 250
Bainbridge Island, Washington 98110
(206) 919-6414
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 06682J100	SCHEDULE 13D	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Joseph P. Davy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,314,032 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,314,032 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,314,032 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes 2,898 shares of Class A Common Stock (as defined herein) held directly by the Reporting Person and 2,311,134 shares of Class A Common Stock that the Reporting Person currently has the right to acquire upon conversion of 2,311,134 shares of Class B Common Stock (as defined herein) on a one-for-one basis, as further described in Item 5 herein.

(2)
This percentage is calculated based on the sum of (i) 12,594,195 shares of Class A Common Stock outstanding immediately after the Closing (as defined herein) on December 14, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2023, and (ii) 2,311,134 shares of Class A Common Stock that the Reporting Person currently has the right to acquire upon conversion of 2,311,134 shares of Class B Common Stock on a one-for-one basis, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(3)
Each share of Class B Common Stock is entitled to ten votes, and each share of Class A Common Stock is entitled to one vote. The percentage reported herein does not reflect the ten-for-one voting power of the shares of Class B Common Stock. The 2,311,134 shares of Class B Common Stock beneficially owned by the Reporting Person represent approximately 64.7% of the aggregate combined voting power of the shares of Class A Common Stock and the shares of Class B Common Stock outstanding.

CUSIP No: 06682J100	SCHEDULE 13D	Page 3 of 7 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Banzai International, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington 98110. Prior to the Closing (as defined herein), the Issuer was known as 7GC & Co. Holdings Inc. (“7GC”).

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of Joseph P. Davy (the “Reporting Person”).

The Reporting Person is a United States citizen, and serves as the Chief Executive Officer of the Issuer and a member of the board of directors of the Issuer (the “Board”). The Reporting Person’s principal address is c/o Banzai International, Inc., 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington 98110.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 14, 2023 (the “Closing”), the Issuer consummated the previously announced business combination (the “Business Combination”) with Legacy Banzai (as defined herein), pursuant to the Agreement and Plan of Merger and Reorganization, dated as of December 8, 2022 (as amended, the “Merger Agreement”), by and among 7GC, Banzai Operating Co LLC (f/k/a Banzai International, Inc.), a Delaware corporation (“Legacy Banzai”), 7GC Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of 7GC (“First Merger Sub”), and 7GC Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of 7GC (“Second Merger Sub”).

Pursuant to the terms of the Merger Agreement, the Business Combination ultimately resulted in Legacy Banzai becoming a wholly-owned direct subsidiary of 7GC.

Prior to the Closing, the Reporting Person acquired a total of 3,760,000 shares of Class B common stock of Legacy Banzai for an aggregate purchase price of $376.00, using personal funds of the Reporting Person.

At the Closing, each outstanding share of Class A common stock of Legacy Banzai and share of Class B common stock of Legacy Banzai was automatically cancelled and converted into the right to receive a number of shares of Class A Common Stock or Class B common stock of the Issuer (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”), respectively, equal to (x) the Per Share Value (as defined in the Merger Agreement) divided by (y) $10.00.

 As a result, at the Closing, the Reporting Person acquired 2,311,134 shares of Class B Common Stock upon conversion of 3,760,000 shares of Class B common stock of Legacy Banzai that the Reporting Person directly held immediately prior to the Closing.

On December 21, 2023, the Reporting Person purchased 2,898 shares of Class A Common Stock in the open market, through a broker, in multiple transactions at prices ranging from $3.44 to $3.45, inclusive, with a weighted average price of $3.4494 per share, using the personal funds of the Reporting Person.

CUSIP No: 06682J100	SCHEDULE 13D	Page 4 of 7 Pages
Item 4.	Purpose of Transaction

The responses to Item 3 and Item 6 of this Schedule 13D are incorporated by reference herein.

The Reporting Person acquired his securities of the Issuer reported herein in connection with his role as Co-Founder of Legacy Banzai, for investment purposes in the ordinary course of his business of investing in securities for his own accounts. The Reporting Person expects to continuously assess his investment in the Issuer and, depending on his evaluation of the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities, and subject to applicable legal and contractual requirements, including certain restrictions described herein (such as the transfer restrictions in the Lock-Up Agreement (as defined herein)), the Reporting Person may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of his holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

The Reporting Person serves as the Chief Executive Officer of the Issuer and a member of the Board. In such capacities, the Reporting Person may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacities as Chief Executive Officer and a member of the Board, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to have beneficial ownership, sole voting power and sole dispositive power with regard to 2,314,032 shares of Class A Common Stock, which represents approximately 15.5% of the shares of Class A Common Stock outstanding. This amount includes 2,898 shares of Class A Common Stock held directly by the Reporting Person and 2,311,134 shares of Class A Common Stock that the Reporting Person currently has the right to acquire upon conversion of 2,311,134 shares of Class B Common Stock on a one-for-one basis

The foregoing beneficial ownership percentage is calculated based on the sum of (i) 12,594,195 shares of Class A Common Stock outstanding immediately after the Closing on December 14, 2023, as reported in the Issuer’s current report on Form 8-K filed with the SEC on December 20, 2023, and (ii) 2,311,134 shares of Class A Common Stock that the Reporting Person currently has the right to acquire upon conversion of 2,311,134 shares of Class B Common Stock on a one-for-one basis, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

The shares of Class B Common Stock held by the Reporting Person are convertible into shares of Class A Common Stock on a one-for-one basis at the option of the Reporting Person, and will be automatically converted upon (i) a transfer by the Reporting Person (other than a permitted transfer), or (ii) the determination of the Board 90 days after the earliest of (A) termination for cause or due to death or permanent disability, (B) resignation, or (C) the Reporting Person no longer being a member of the Board. The shares of Class B Common Stock have no expiration date. Each share of Class B Common Stock entitles its holder to ten votes on all matters presented to the Issuer’s stockholders generally. The percentage reported herein does not reflect the ten-for-one voting power of the shares of Class B Common Stock. The 2,311,134 shares of Class B Common Stock beneficially owned by the Reporting Person represent approximately 64.7% of the aggregate combined voting power of the shares of Class A Common Stock and the shares of Class B Common Stock outstanding.

CUSIP No: 06682J100	SCHEDULE 13D	Page 5 of 7 Pages
(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the shares of Class A Common Stock have been effected by the Reporting Person during the past 60 days.

(d) The response to Item 6 of this Schedule 13D is incorporated by reference herein. Except as described in this Schedule 13D, no person(s) other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended & Restated Registration Rights Agreement

At the Closing, the Issuer, 7GC & Co. Holdings LLC (the “Sponsor”) and the holders of Legacy Banzai’s securities immediately prior to the Closing, including the Reporting Person (the “Existing Banzai Securityholders”) entered into an amended and restated registration rights agreement (the “Amended & Restated Registration Rights Agreement”), which provides the Existing Banzai Securityholders (and their permitted transferees) with right to require the Issuer, at the Issuer’s expense, to register the shares of Class A Common Stock  (including the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock) that they hold on customary terms for a transaction of this type, including customary demand and piggyback registration rights. The Amended & Restated Registration Rights Agreement also provides that the Issuer will pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the Amended & Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Lock-Up Agreement

At the Closing, the Issuer and certain stockholders of Legacy Banzai, including the Reporting Person, have agreed to enter into the lock-up agreements (each, a “Lock-Up Agreement”), pursuant to which such stockholders agreed not to, without the prior written consent of the Issuer (subject to certain exceptions): (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Act and the rules and regulations of the SEC promulgated thereunder, any shares of Common Stock held by him, her, or it immediately after the Closing, any shares of Common Stock issuable upon the exercise of options to purchase shares, or any securities convertible into or exercisable or exchangeable for Common Stock held by him, her, or it immediately after the Closing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until 180 days after the Closing.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a form of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

CUSIP No: 06682J100	SCHEDULE 13D	Page 6 of 7 Pages
Item 7.	Material to be Filed as Exhibits

Exhibit 1
Amended and Restated Registration Rights Agreement, dated December 14, 2023, by and among the Issuer, the Sponsor, certain stockholders of the Issuer (incorporated by reference to Exhibit 10.6 of the Issuer’s current report on Form 8-K filed with the SEC on December 20, 2023)

Exhibit 2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.7 of the Issuer’s current report on Form 8-K filed with the SEC on December 20, 2023)

CUSIP No: 06682J100	SCHEDULE 13D	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Joseph P. Davy

/s/ Joseph P. Davy

December 26, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).